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July 13, 2010	Writer’s Direct Contact
212.468.8007
cleonard@mofo.com
VIA UPS Overnight Delivery and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Peggy Kim, Esq.
                 Special Counsel, Office of Mergers and Acquisitions

Re:	OSI Pharmaceuticals, Inc.
Schedule TO-I filed on June 17, 2010
SEC File No. 5-37954
Ladies and Gentlemen:
On behalf of OSI Pharmaceuticals, Inc. (“OSI”), we refer to OSI’s Tender Offer Statement on Schedule TO filed on June 17, 2010 and to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telefacsimile from Peggy Kim dated July 2, 2010. The discussion below is presented in the order of the numbered comments in the comment letter. Certain defined terms set forth in this letter are used as defined in the Schedule TO.
OSI has asked us to convey the following as their responses to the Staff.
Schedule TO-I
1.	We note your responses to comments one and five in our letter dated June 24, 2010; however, we reissue our comments. If you believe that you are conducting a single offer for your 2% Convertible Notes and a single offer for your 3% Convertible Notes, then revise or advise us as to how you are complying with the requirements of Rule 13e-4(f)(2)(i), which provides for withdrawal rights at any time during the period that the offer remains open. Alternatively, if you believe that you are conducting separate offers in connection with each of the Tender Completion Purchase Right, Merger Purchase Right, and Delisting Purchase Right, then revise or provide us with a legal analysis as to how you are complying with Rule 14e-5.

Peggy Kim, Esq.
July 13, 2010
Page Two
Response to Comment 1
     All of OSI’s 2% Convertible Notes have been surrendered for conversion, as provided for in the indenture governing the 2% Notes. As a result, no 2% Notes remain outstanding, and OSI has terminated its Offer to Purchase the Notes. The termination of OSI’s Offer was announced in a press release issued by OSI today and in an amendment, filed today, to OSI’s Schedule TO.
     In Amendment No. 3 to its Schedule TO, filed today, OSI has amended its Offer to Purchase its 3% Notes so that the Expiration Time of the Purchase Right is July 30, 2010 regardless of whether the Purchase Right arises as a result of the Tender Offer Completion, the Merger or the Delisting. Holders of OSI’s 3% Notes who tender all or part of their Notes for purchase will have withdrawal rights until midnight on July 30, 2010 (the “Expiration Time”). OSI believes this complies with Rule 13e-4(f)(2)(i).
2.	We note your response to comment two in our letter dated June 24, 2010; however, we reissue our comment since security holders will be receiving different amounts of consideration in the offer. Please revise or provide us with further legal support for your position.
Response to Comment 2
     As provided in Amendment No. 3 to its Schedule TO, filed today, for each $1,000 principal amount of 3% Notes validly tendered pursuant to the Purchase Right and not validly withdrawn on or prior to July 30, 2010, the Company will pay in cash, the purchase price of $1,000 plus accrued and unpaid interest to, but excluding, August 2, 2010. Such payment will be made on August 2, 2010. As a result, all holders of 3% Notes who tender their notes for purchase will receive the same price, and OSI believes this complies with Rule 14e-5.
     For your convenience, we have enclosed (with the copy of this letter delivered by UPS) a copy of Amendment No. 3 to OSI’s Schedule TO that has been marked to show changes to the Schedule TO filed by OSI on June 17, 2010.
On behalf of OSI, we hereby confirm to you OSI’s acknowledgement that:
1.	OSI is responsible for the adequacy and accuracy of the disclosure in its Tender Offer Statement on Schedule TO (the “Filing”);

2.	comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Peggy Kim, Esq.
July 13, 2010
Page Three
3.	OSI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 468-8007.
Sincerely,
/s/ Craigh Leonard
Craigh Leonard
Enclosures (w/UPS delivery)